TESCO

6 October 2009



TESCO PLC
INTERIM RESULTS 2009/10

SULTS, WELL-PLACED FOR GLOBAL RECOVERY

26 weeks ended 29 August 2009	H1 2009/10	Growth vs H1 2008/9*
Group sales (inc. VAT)**	**£30.4bn**	**8.3%**
Group revenue (ex. VAT)	**£27.8bn**	**9.3%**
Group trading profit	**£1,551m**	**14.0%**
Underlying profit before tax	**£1,571m**	**8.6%**
Group profit before tax	**£1,419m**	**1.5%**
Underlying diluted earnings per share***	**14.48p**	**9.1%**
Diluted earnings per share	**12.93p**	**0.9%**
Dividend per share	**3.89p**	**9.0%**

Terry Leahy, Chief Executive, comments:

"Tesco's core strengths are even more important as we tackle successfully the challenges of recession. Our focus on the customer, the consistency of our strategy, an efficient business model, strong local management teams, and a spirit of innovation and knowledge-sharing, have enabled us to improve the shopping trip for customers – by investing in consistent value they can trust and in rewarding their loyalty through Clubcard – whilst at the same time delivering a robust financial performance.

Last year's acquisitions – Homever in Korea and Tesco Bank – are already making good contributions to sales and profits. In International, the markets with the greatest growth potential for the long-term have been some of the hardest hit in the short-term but we have nevertheless delivered a good performance against strong headwinds. Our UK business is delivering solid growth and improving volumes. This progress across the Group, combined with our strong financial position funding continued investment in new space and new businesses, means we're well-placed for the global recovery."

HIGHLIGHTS

- **11.4% increase in Group sales (ex-petrol),** 8.3% inc-petrol at £30.4bn
- **14.0% growth in Group trading profit and 8.6% rise in underlying profit**
- **Underlying EPS growth of 9.1%; dividend per share growth of 9.0%**
- **Strong market share gains in international markets**
- **UK like-for-like sales converged with industry,** driven by strong volumes
- **On-track to deliver 8m sq ft of new space this year;** 75% outside the UK
- **Net debt on-track for £8.5bn by year-end;** further reductions planned in 2010/11
- **Strong property profits;** divestments totalling £0.8bn at attractive yields
- **Leadership on climate change;** on-track to meet our target of a 5.5% global reduction in CO_2 emissions from existing stores and distribution centres
- **6,500 jobs created,** including 2,500 through local employment partnerships, for UK business

* Growth reported on a consistent calendar 26-week basis. On a statutory basis, Group revenue (ex.VAT) growth was 9.2% and Group profit before tax growth was 1.2%

** Group sales (inc. VAT) excludes the accounting impact of IFRIC13 (Customer Loyalty Programmes)

*** Growth in underlying diluted EPS has been adjusted to reflect a normalised tax rate of 26.7% for the first half



5 October 2009

SUPPL

TESCO ANNOUNCES NEW PROPERTY DEAL

Tesco today announced a new sale & leaseback transaction involving property assets valued at £514 million in the latest phase of its ongoing programme to release value from its UK property portfolio.

The deal will be structured as a 50-50 joint venture with a UK pension fund. The portfolio will consist of 15 Tesco stores, accounting for approximately 75% of the transaction value, and two distribution centres, accounting for the remaining 25%. The properties involved have a gross internal area in excess of 2.7 million sq. ft.

All properties will be leased back to the joint venture on 30-year RPI-linked leases, with an average initial yield of 5.2% for the stores and 6.3% for the distribution centres.

The transaction is being funded primarily by fixed rate notes issued by Tesco Property Finance 2 PLC (the debt-issuing entity of the joint venture, credit-linked to Tesco PLC).

Notes for editors

1. The marketing of the fixed rate notes issued by Tesco Property Finance 2 took place during the week commencing 14 September.

Contacts:

Investor Relations:	Steve Webb	01992 644800
	Mark George	01992 806149
Media:	Jonathan Church	01992 644645

SUMMARY OF GROUP RESULTS

These results are for the 26 weeks ended 29 August 2009. The previous year comparison is made with the 26-week period ended 30 August 2008 for the UK, Republic of Ireland and the United States (US), and for the 26 weeks ended 23 August 2008 for the rest of the Group. All growth rates are calculated at actual exchange rates.

	Group £m	Group Growth %	UK+ £m	Asia £m	Europe £m	US £m	Tesco Bank £m
Sales (inc. VAT)*	30,397	8.3%	20,651	4,385	4,773	168	420
Growth %			2.8%	38.3%	0.9%	115.4%	n/a
UK LFL (ex. Petrol)			2.7%				
UK LFL (ex. Petrol) VAT-adjusted			3.7%				
Revenue (exc. VAT)	27,782	9.3%	18,963	4,081	4,162	166	410
Growth %			3.8%	38.7%	0.7%	133.6%	n/a
Revenue growth ex. Petrol %		12.3%					
Trading profit***	1,551	14.0%	1,155	175	191	(85)	115
Growth %			7.4%	20.7%	(5.0)%	(41.7)%	n/a
Trading profit margin*	5.5%	0.2%	6.0%	4.3%	4.6%	(51.2)%	27.4%
Growth %			0.2%	(0.6)%	(0.3)%	26.7%	n/a
Property profit	235	47.8%					
Deduct: IAS & exceptional adjustments	(184)						
Statutory operating profit	1,602	11.0%					
JVs and associates	22	(48.8)%					
Net finance costs	(205)	(133.0)%					
Statutory profit before tax	1,419	1.5%					
Add: IAS & exceptional adjustments	152						
Underlying profit before tax**	1,571	8.6%					
Underlying diluted EPS (pence)	14.48	9.1%					
Dividend per share (pence)	3.89	9.0%					

	Group	UK	Asia	Europe	US	Tesco Bank
Capital expenditure (£bn)	1.6	0.9	0.4	0.2	0.1	0.0
Gross space added (million sq.ft.)	2.2	0.8	0.6	0.7	0.1	n/a

	Group
Operating cashflow (£bn)	2.2
IFRS pensions liability post-tax (£bn)	1.4
Net debt (£bn)	9.5

* Growth reported on a consistent calendar 26-week basis and excludes the accounting impact of IFRIC13 (*Customer Loyalty Programmes*). On a statutory basis, Group revenue (ex. VAT) growth was 9.2% and Group profit before tax growth was 1.2%. Trading margin also excludes the accounting impact of IFRIC13

** Underlying profit excludes the impact of non-cash elements of IAS 19, 32, 39 and 17 (principally pension costs, the marking to market of financial instruments and the impact of annual uplifts in rents and rent-free periods), the amortisation charge on intangible assets arising on acquisition (Tesco Bank), and the non-cash impact of IFRIC13 (*Customer Loyalty Programmes*). It also excludes exceptional costs relating to restructuring in Ireland and relating to the impairment of goodwill in Japan

*** Trading profit excludes property profits and makes the same additional adjustments as our underlying profit measure

\+ The UK segment excludes Tesco Bank. Tesco Bank is reported separately in accprdance with IFRS8 'Operating Segments

GROUP RESULTS

These results are for the 26 weeks ended 29 August 2009. In the last full financial year, we reported a 53-week period for the UK, Republic of Ireland and the United States (US) and a 52-week period for the rest of the Group. Growth rates in these results have been re-based for the UK, Republic of Ireland and US to coincide with the comparable 26-week period last year.

Statutory numbers have been adjusted for IFRIC 13 (Customer Loyalty Programmes). All other numbers are shown excluding IFRIC 13, consistent with internal management reporting methodology. More information can be found in Note 1 to the consolidated interim financial information.

Group sales, including VAT, increased by 8.3% to £30.4bn. At constant exchange rates, sales increased by 6.9%. There was significant petrol deflation in the first half and on an ex-petrol basis, sales rose by 11.4%.

Underlying profit before tax rose to £1,571m in the first half, an increase of 8.6%. Group trading profits were £1,551m, up 14.0% on last year and Group trading margin, at 5.5%, rose 23 basis points, helped by the full consolidation of Tesco Bank, which was accounted for as a joint venture last year.

Group operating profit rose by 11.0% to £1,602m. Within this, total net Group property profits were £235m in the half. Group profit before tax increased 1.5% to £1,419m and was held back by large non-cash IAS adjustments - principally the amortisation of the intangible assets from the Tesco Bank acquisition and an impairment of goodwill in Japan - and an increase in net finance costs relating to the acquisition of Tesco Bank and the Homever stores in the second half of last year.

On a statutory basis, Group operating profit rose by 10.7% to £1,602m and Group profit before tax rose by 1.2% to £1,419m.

Cash Flow and Balance Sheet. Tesco has a strong, property-backed balance sheet, with sufficient funding in place to meet our needs and with no material bond maturities during the current financial year. We plan to reduce the level of net debt on the balance sheet by maintaining capital expenditure below our operating cash flow, by releasing working capital, mainly through inventory reduction, and by using proceeds from the divestment of property assets.

Group capital expenditure was £1.6bn (last year £2.5bn) and we maintain our full-year capital expenditure guidance of £3.5bn. As outlined at our Preliminary results, this reduced level of spend can be achieved while still delivering strong organic growth in Group selling space of around 9% in the current year, in part because the cost of construction has fallen but also because we will be undertaking fewer capital-intensive mixed-use development schemes in the UK.

Cash flow from operating activities (excluding Tesco Bank) totalled £2.3bn (last year £2.2bn), including an improvement within working capital, driven principally by improved inventory management.

Net debt has reduced to £9.5bn from £9.6bn at year-end. We remain on-track to achieve our year-end net debt target of £8.5bn - assuming Sterling remains stable - with, as usual, substantially more operating cashflow being generated in the second half. We are planning further reductions in net debt for the 2010/11 financial year.

Finance costs and tax. Net finance costs rose substantially to £205m (last year £88m), reflecting primarily the increased average net debt levels linked to our acquisitions last year. We expect the interest charge in the second half of this year to be a little lower than in the first half, as a result of the expected reduction in net debt during the remainder of the year. Further falls in the interest charge are expected next year. Total Group tax has been charged at an effective rate of 27.5% (last year 27.5%), similar to our expected rate for the full-year.

Dividend. Underlying diluted earnings per share increased by 9.1% to 14.48p in the first half, calculated using a normalised tax rate* of 26.7%. The Board has declared an interim dividend of 3.89p per share (last year 3.57p). This represents an increase of 9.0% on last year's interim dividend in line with the growth in underlying diluted earnings per share, which are inclusive of property profits. The final dividend will be paid on 18 December 2009 to shareholders on the Register of Members at the close of business on 16 October 2009.

Property. We are continuing to release value created through the long-term development of our property portfolio and in the first half we completed deals with proceeds of £0.8bn. Further transactions during the second half to date have resulted in aggregate proceeds of £1.3bn so far this year. The strong demand for these assets and the good yields achieved (around 5.2% initial yields for stores) demonstrate the strong underlying value of our property and the strength of the Tesco covenant. Profits from property in the half were £235m; we expect around £100m in property profits during the second half.

Our freehold property mix remains strong, consistent with our commitment to maintain a freehold component to our property assets of at least 70%.

Pension. Our award-winning defined-benefit career-average pension scheme is an important part of our competitive benefits package, which helps Tesco recruit and retain the best people.

As at August 2009, under the IAS 19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £1.4bn (£1.1bn at year end). This change is due to a fall of over 100 basis points in the high-quality corporate bond rate which drives the discount rate for valuing the Fund's future liabilities. The last actuarial valuation of the scheme's assets and liabilities showed a small and manageable deficit.

UPDATE ON STRATEGY

We have continued to make good progress with our strategy, which has delivered pleasing growth in challenging times and which we believe will both sustain the business through the downturn and position the Group well for when the economic environment improves. The strategy has five elements:

- be an international retailer
- maintain a strong core UK business
- be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

INTERNATIONAL

Our international business has delivered a strong performance despite deep recession impacting many of our markets. Strong market share growth across our international network demonstrates the underlying resilience of the international business, which is underpinned by having over 90% of international sales and profits from countries in which we have a number one or number two market position.

* The statutory tax rate this year is 27.5%, which has been normalised, for the purposes of the underlying EPS calculation, for an impairment of Japan goodwill

We are driving much more meaningful benefits from being a Group – with economies of both scale and skill. In addition to the work on the Operating Model we now have: a Step Change productivity programme in each of our countries; Discount Brands in four markets; Clubcard running in seven countries, working with local Dunnhumby teams; and clothing as a company-wide strength with our F&F brand available in five European markets already and due to be available in four countries in Asia later this year.

These and other best-practice and international scale benefits, combined with strong local management teams, are enabling us to bring prices down for customers when they need it most – and at the same time deliver a robust profit performance, despite negative like-for-like sales growth. This has also been achieved whilst making the necessary investment in future growth – particularly in new stores and infrastructure.

The markets that offer us the greatest opportunities in the long-term have been some of the hardest hit by external factors in the short-term. The long-term potential remains however, and we are continuing to invest through the downturn. Although we have slowed the pace of expansion in some markets, recognising the severity of the current economic conditions – we still plan to open around six million square feet of new space in International this year - all through organic growth - and have good plans in place for further growth next year and beyond.

Asia

	Asia Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Asia sales (inc. VAT)	4,385	38.3%	26.9%
Asia trading profit	175	20.7%	19.3%
Trading margin	4.3%	(0.6)%	(0.3)%

We have delivered a strong performance in Asia despite the region being in the midst of recession. We have grown sales strongly – driven by new space and the Homever stores acquired in Korea last year – and we have also grown market share. A focus on cost control, our continued roll-out of supply chain infrastructure and the movement of the Homever stores into profitability have all helped to ensure that our financial performance overall has been robust.

Our Asian markets offer a significant long-term opportunity and we are continuing to invest through the downturn to ensure that we will be in an even stronger position when the economies recover. We are on track to meet our store opening programme targets for the year, which will see more than three million square feet of new space open across the region – an increase of 11%. We have also continued to make good progress towards developing a strong brand in our most developed Asian markets with further expansion of Clubcard and our retailing services businesses.

- Homeplus in **Korea** delivered another very good performance despite poor weather during the summer. The converted ex-Homever stores are trading with sales uplifts of around 40% and have moved into profitability, with stronger year-on-year improvement to come in the second half. Korea also opened 38 new stores in the half. These developments saw Homeplus overall gain around 2% in market share (compared with the same period last year), significantly narrowing the gap with the market leader.
- Tesco Lotus in **Thailand** has delivered an excellent performance in achieving sales and profit growth despite a background of continued political and economic uncertainty. A strong store opening programme is driving our growth in a market in which we remain the clear market leader. Strong productivity gains have enabled us to make significant investments in lower prices for customers whilst maintaining margins. The launch of Clubcard in August marks a new stage in the development of our business and take-up from customers so far has been very encouraging with three million customers signing up in the first seven weeks.
- In **China**, we are laying the foundations for long-term growth, with further investments in new stores, infrastructure and management. We expect to open 19 hypermarkets in the year, including our first multi-level freehold shopping centre developments in Foshun, Qingdao and Qinghuangdao. We have recently organised our operations and our management team into a three-region structure in order to provide an improved local customer focus – which is important in a country as large and diverse as China – and to develop an effective regional supply chain infrastructure. The first three distribution centres designed to the Tesco blueprint are planned to be opened next year.
- **Malaysia** has made a very good start to the year with solid growth in sales and profits. Our market share has grown to over 10%, further strengthening our position as market leader. Clubcard is now in its second year with more than 750,000 customers receiving quarterly voucher mailings.
- **Japan**'s economy and retail market remain difficult. In our annual report, we stated that with the challenging market conditions in Japan, we had only limited headroom on the carrying value of our Japan assets. Given the further deterioration in the retail market, it became appropriate to make an impairment of around half the goodwill arising on the acquisition we made to enter the market in 2003 and this involved an £82m one-off charge to the income statement.

  Our new team in Japan continues to make significant improvements to our offer and to our stores. We've launched our first 100 own-label lines with a target of 500 by the end of the year. Our Express stores have delivered a good performance with well-targeted promotions and an improved range delivering strong like-for-like sales growth.
- Our early plans in **India** are progressing well. Our growing local management team is working with our partner, Trent, to develop its Star Bazaar hypermarket operation which is seeing significant sales uplifts. Plans for our wholesale business are also on track with our first cash and carry store expected to open in 2010.

Europe

	Europe Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Europe sales (inc. VAT)	4,773	0.9%	0.9%
Europe trading profit	191	(5.0)%	(7.0)%
Trading margin	4.6%	(0.3)%	(0.4)%

Europe overall delivered a robust performance given the economic backdrop of falling output, growing unemployment and deflation. A good contribution from new space helped total sales grow slightly year-on-year. Profits overall reduced slightly, reflecting the severity of recession across our markets. We expect to see a return to profit growth during the second half for Europe as a whole as we pass the anniversary of the sharp contractions in a number of economies last Autumn.

Our Discount Brands, offered now in four countries, combined with pan-European sourcing of products from clothing to fruit, have helped us to keep our costs and prices low. The success of our smaller formats, including the former Leader Price stores in Poland, shows the benefit of our multi-format strategy as our customers are shopping more in local, convenient stores during the downturn. As we've continued to focus on reducing costs and delivering lower prices, we have made good market share gains across our Central European markets.

We continue to invest for the longer term in all our European businesses. Our capital investment programme remains on-track for the year with build costs reducing in the current economic climate. We're investing more in the shopping trip for customers and through the introduction of Clubcard across our markets we are working to strengthen further our brand and loyalty. Step Change savings are allowing us to fund these longer-term initiatives whilst still delivering low prices to customers today.

- In **Ireland** we have made substantial changes to our business, which was facing the dual challenge of a severe recession and cross-border trading. By integrating more of our international brand buying with our UK business we have been able to reduce the prices of 12,500 products by an average of 22%. The cost of this exceptional restructuring activity was £15m in the first half. In a nationwide roll-out over the last few months, we closed and then re-opened every store with the improved offer. Customers are responding enthusiastically with significant uplifts in volumes, offsetting much of the impact of lower prices. These changes, combined with a substantial cost reduction programme, have enabled Tesco Ireland to deliver a steady financial performance despite the economic headwinds and significant self-imposed price deflation.
- Our business in **Hungary** continues to perform well – with sales and profits growing on a constant exchange rate basis. The economy remains weak and the 5% increase in sales tax, introduced in July, has been a further setback for consumers. We are continuing to execute our strategy of cutting costs and investing in lower prices. Like-for-like sales, excluding petrol, were stable and we have continued to generate good sales growth from new space. Our overall market share grew 1.3% in the last year, further consolidating our market leadership.
- In **Poland**, we've made a pleasing start to the year, with good growth in sales and profits on a constant exchange rates basis. A good performance from the former Leader Price stores, the popularity of our Discount Brands and our clothing range, which achieved like-for-like sales growth of more than 20%, have helped our business maintain positive ex-petrol like-for-like sales growth overall. The launch of Clubcard in August has been very well-received, with more than a million customers signing up so far.
- In the **Czech Republic** our strong new store opening programme has helped us maintain sales on last year and improve our market share significantly. Our Express and 1k format stores continue to do well with positive like-for-like sales growth but as in most markets, the larger stores remain subdued as customers curtail their spending on non-food in the current environment. We are progressing our store re-fit and redevelopment programmes, which have seen our flagship Norodni department store in Prague relaunched in the first half.
- In **Slovakia**, the overall retail market remains very challenging with rising unemployment and sharp falls in industrial output. Cross-border shopping remained significant for much of the first half but has started to abate since we reduced prices within Slovakia to bring them more closely into line with neighbouring countries. Total sales growth remained positive, driven by a strong store opening programme, which is on track to add over 5% to our selling space this year. These capital investments, in combination with other investments in the shopping trip and customer loyalty -

with Clubcard launched in Slovakia in September – will help us maintain growth and extend our market-leading position going forward.

- In **Turkey**, although we have slowed our rate of expansion in light of current economic conditions - as previously explained at year-end - our sales from new space have been strong, helping us to maintain overall sales growth during the first half and to grow our market share. We have plans to accelerate our expansion next year, to coincide with an expected return to growth in the economy. Turkey remains an important strategic long-term opportunity for us as a large, growing and relatively under-developed retail market.

United States

	US Results		
	Actual rates		Constant rates
	£m	% growth	% growth
US sales (inc. VAT)	168	115.4%	70.5%
US trading profit	(85)	(41.7)%	(11.7)%

In the United States we have been making good progress in developing the Fresh & Easy business, despite the prolonged weakness in the California, Nevada and Arizona economies. Customers are enthusiastic about the offer, particularly the fresh food prepared in the Fresh & Easy kitchen. As with any of our new businesses, we are adapting and improving our offer in response to customer feedback. Customers have told us that they would like to find more of their weekly shopping list at Fresh & Easy so we've broadened the range in some key categories - like cereals and pet food - and added larger pack sizes for families. We've also introduced a range of house brands to help families on a budget.

In recognition of the difficult economic climate, we've been focusing on building sales steadily, with a cautious approach to new store openings and a reduced marketing expenditure compared to the first half of last year. Since we've taken this approach at the same time as making the range changes, like-for-like sales growth has softened. Nevertheless, we are pleased with the underlying performance of the business – particularly in our coastal California stores which are achieving good sales densities - approaching the range we're looking for.

In mid-September - with the number of stores at 126 - and with the latest changes to our range complete - we undertook a full marketing launch of the business for the first time. The campaign focuses on explaining to customers how Fresh & Easy can offer both high quality and low prices. The initial reaction from customers has been positive and we're confident that the increased customer awareness will support the changes we've made in store to drive further growth.

We issued guidance at the Preliminary results in April that we expect dollar-denominated trading losses this year to be similar to last year ($259m for 2008/9 as a whole) and we remain on-track to meet this expectation. Trading losses reflect the fact that Fresh & Easy has been built with the necessary infrastructure in place to support hundreds of stores and is currently therefore operating with a high cost base relative to the scale of the business. We expect to open stores at a rate of around one per week this year with a focus on established centres rather than expanding new community developments.

UK

	UK Results*	
	£m	% growth
UK sales (inc. VAT)	20,651	2.8%**
UK trading profit	1,155	7.4%
Trading margin	6.0%	0.2%

**5.5% sales growth ex-petrol

Our UK business has delivered a solid first half despite competitive market conditions and the backdrop of a weak economy. We have a strong foundation for the sustainable development of our UK business, based on taking a balanced approach to the key building blocks of top-line growth; solid like-for-like performance and a consistent contribution from new stores. Strong productivity gains and good cost controls have enabled us to deliver this growth profitably whilst providing even lower prices and a better shopping trip for customers.

* tesco.com, Tesco Telecoms and dunnhumby are included in the UK segment and Tesco Bank is excluded from the UK segment, under IFRS8

Our second quarter sales growth moderated a little compared with the first quarter, reflecting reduced inflation. Excluding petrol and including VAT, second quarter like-for-like sales were 2.1% (3.1% on a VAT-adjusted basis), including a stronger volume performance. For the first half overall, like-for-like sales, excluding petrol and including VAT, were 2.7% (3.7% on a VAT-adjusted basis). This growth, and also the pattern of trading we have seen so far during the second half, confirm that our growth rate has converged with the wider industry.

Although the retail economy remains subdued, customers are showing signs of greater optimism, reflected in both consumer confidence data and in buying patterns, with improving growth in some of our more discretionary food lines such as Finest. Inflation has reduced across the sector as we pass the anniversary of last year's high commodity prices, and although this has impacted our like-for-like sales growth a little in the second quarter, the effect has been partially offset by strengthening volume growth.

As always, Tesco remains focused on doing the right thing for customers who are looking for consistent and sustainable value they can trust in uncertain times. Our strategy of earning customers' loyalty by helping them to spend less – with low prices and affordable new products such as the Discount Brands – and rewarding them with Clubcard points, is working. We are winning market share from the limited range discount formats and we are starting to see significant improvement in our relative performance versus our main competitors. This strategy is sustainable for the long-term because our low prices are based on permanent productivity improvements – our Step Change programme is on-track to meet the £550m savings target for the year – and because we can differentiate Tesco in a unique way with Clubcard.

We've made good progress in availability with improvements in ordering systems and good work on replenishment and stock levels. Recent measures are showing some of the highest availability scores ever.

In fresh food, we are now 18 months into a change programme, which is delivering significant benefits to customers. Improved technical standards, additional staff training, closer relationships with our suppliers, further improvements in the accuracy of our ordering and significant changes to the way we merchandise some key products – such as the transformation in the way bananas, tomatoes and other high volume produce lines are displayed in our stores – are helping us deliver a stronger range and better shopping experience for customers.

Building on these improvements, our increased investment in Clubcard – first with the 'Double-Up' campaign and now with 'Double Points' – is giving customers even greater reward for their loyalty. Although we expect the benefits of the increased Clubcard investment to grow steadily over time we are already seeing some encouraging results: we are signing up new Clubcard holders at a much faster rate; customer data shows that Clubcard is growing in importance as a reason for shopping with us; and the strongest response has been from customers who were previously shopping less frequently at Tesco.

While our strategy of lowering prices and rewarding loyalty has helped us achieve solid like-for-like sales growth, the contribution to our overall sales growth from new space continues to be very pleasing. In the first half we opened 87 stores – including our thousandth Express store - and we remain on track to open two million square feet of space this year.

Competition Commission. Last week the Competition Commission published its final remittal report recommending a competition test in the planning system. Whilst this is a small aspect of its Inquiry, we continue to believe that the Commission has made the wrong recommendation in what is acknowledged to be a highly competitive industry.

The Commission's proposal risks blocking investment in a sector which is an important source of jobs in today's challenging economic climate and creating delay and unpredictability in the planning system, depriving customers of the benefits of new and updated stores.

NON-FOOD

Our non-food business has been very resilient through the downturn and we are confident it will emerge from the recession even stronger as some competitors have felt the strain and more customers will have been encouraged to try our non-food range in the search for great value.

We delivered a very strong non-food performance in the UK with improving like-for-like sales growth in the second quarter and total growth of 4.9% in the half. A number of hardlines categories had double-digit like-for-like growth including electricals, with our own brand - Technika - now the fifth best selling TV brand in the UK. Home categories, which had been particularly hard hit with the slowdown in the housing market, are now growing.

Our clothing continues to develop well. Clothing sales in the UK grew by 6.6% in total, including positive like-for-like growth, helped by a successful back-to-school campaign. The launch of our online clothing range on 1 October signals an exciting new development and is in direct response to customer requests. In addition to familiar Tesco labels – such as Cherokee and F&F – we will have some new Tesco lines exclusively offered online, plus a number of other brands. The online range will offer customers a wider choice overall with more of a focus on fashionable, higher-value lines and will make our Clothing more accessible to customers who do not live near to one of our larger stores.

Internationally our non-food performance was strong with sales growth of 16% despite the economic climate hitting customers' discretionary spend. Group non-food sales rose 8% to £6.2bn, with £4.3bn in the UK and £1.9bn in International.

RETAILING SERVICES

Following the announcement last July of our intention to take full ownership of Tesco Bank, we set a target to grow the profitability of the services businesses from a little under £400m in 2007/8 to £1bn. We are committing more management and other resources to support this and the businesses are making good progress with growth in customer numbers, sales and profits. Total retailing services sales were £1.7bn, up slightly on last year; profits were £221m, up 11%.

Tesco Bank

	Tesco Bank Results	
	£m	% growth
Tesco Bank revenue	420	n/a
Tesco Bank trading profit	115	n/a
Tesco Bank trading margin	27.4%	n/a

We are pleased to announce today the renaming of Tesco Personal Finance as Tesco Bank in recognition of our longer-term objective of creating a full-service retail bank for Tesco customers, offering a range of banking and insurance services through branches in stores and online.

Overall, Tesco Bank has delivered a good performance in a challenging retail banking market, despite rising bad debt and having absorbed additional costs as we begin the process of moving the business onto its own infrastructure and build the team in preparation for a faster rate of growth.

- **Commercial performance**. We grew the number of customer accounts by more than 300,000 in the last year - to a total of more than six million across all products. We've achieved double-digit growth in savings, loans and credit cards – in fact we're now the seventh largest credit card issuer in the UK. In Insurance we held our number of policies broadly flat in a very competitive market. We grew the number of in-store travel bureaux to 130 (compared to 79 last year) and the number of ATMs in our network by 7% to over 2,700.
- **Profit.** Gross profit grew to £359m with a good performance in banking being partly offset by lower profitability in Insurance, primarily as a result of lower investment income. Operating profit, excluding the amortisation of intangible assets linked to the acquisition, was £115m. This was achieved against the background of an increase in bad debts – to £92m - although Tesco Bank's experience in this area remains better than the banking industry average. This profit is also after an increase in operating costs as a result of the change of ownership as the business prepares for expansion. Profit before tax was £53m.
- **Capital and liquidity.** The Tier 1 capital ratio at the half year is 12.6%. The funding and liquidity position of the business remained robust throughout the period with customer deposits in excess of customer lending. This is further supported by a high quality liquid asset portfolio, net short-term wholesale cash and investment grade assets worth £1.7bn.
- **Development of banking and insurance platforms.** In September we signed an agreement with Fortis (UK) Ltd to help us build the operational platform and technical expertise required to further develop our insurance business. Tesco Bank will be responsible for all commercial decision-

making whilst benefiting from an efficient claims-handling function. We have also selected the core technology platforms for the banking products.

An interim income statement and balance sheet for Tesco Bank is available in the Investor Centre section of our corporate website – (www.tesco.com/corporate - Presentations and results – Analyst packs).

tesco.com

Our online businesses – including dotcom grocery and Direct - delivered another strong performance, achieving an 11% increase in sales to £1.0bn, with profits, after losses on Tesco Direct, rising 21% to £58m.

The number of active customers in our online grocery business has grown - to over one million – and basket size has increased. Service levels are continuing to improve with reduced numbers of lapsed customers and fewer calls to the service centre.

Tesco Direct extends the reach of our non-food offer to customers via the internet and catalogues. Customers can choose to have goods delivered to their home or they can pick them up at one of our 240 in-store Direct desks. Tesco Direct had a good first half, growing sales by 29% and continuing on its path towards profitability.

Tesco Telecoms

Profit from our telecoms business grew, driven primarily by Tesco Mobile, which achieved a 10% increase in customer numbers - to 1.9 million – in a declining pre-pay market. We have made good progress in rolling out our Phone Shops with 59 now open and 100 planned by year-end. The Phone Shops are transforming our ability to sell products that require an assisted sale – particularly contract mobile phones.

dunnhumby

dunnhumby continues to grow its business serving retailers and manufacturers around the world with data analysis and insight to help them understand their customers better. In the first half of the year, profits were up 19%, with a good contribution from its US business, which is rapidly growing with clients such as Macy's and Kroger.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Caring for the environment. We are on track to meet our target of a 5.5% global reduction in CO_2 emissions from existing stores and distribution centres, with a 5.7% reduction in the UK so far this year. We have delivered on our promise to divert 100% of store waste away from landfill, through a combination of reducing packaging, improving re-use and recycling. We are well on track to deliver our commitment to carbon footprint 500 products by the end of the year.

We launched a new eco website in Poland to raise awareness of environmental issues and give customers tips about how they can do their bit to lead greener lifestyles. We have also relaunched our Greener Living website in the UK, which aims to help customers be greener and save money.

Our leadership on climate change has been recognised through a number of awards, including the Carbon Trust Standard. We were also the highest ranking retailer and won the overall award for greenest big company in the 'Sunday Times' Green List.

Giving customers healthy choices. One million children have now taken part in the FA Tesco Skills football coaching programme, achieved just two years after the programme's launch. We are also getting people active through football in China, Korea, Thailand and Turkey.

This year 21,000 staff ran in our Cancer Research UK events - a huge increase on last year. In the Czech Republic and Slovakia around 7,000 people have taken part in a series of nine running events to raise money for the Foundation for Cancer Research and the Foundation of Children's Oncology.

Actively supporting our local communities. We piloted a new community initiative this summer, Community Fairs, to bring charities and our customers together to help encourage more community engagement. Fairs took place in the car parks at 20 stores over a four-week period. Initial feedback has been very encouraging: over 1,700 customers signed up as charity volunteers at the events.

Our Community Champions have gone from strength to strength, both in the UK and internationally. In the UK we now have Champions in over 100 stores and five distribution centres. Community Champions help us forge closer relationships with local communities and support local charities. We recently introduced Community Champions in Ireland where we now have champions in 11 stores. We also have champions in China, Korea, Malaysia, Czech Republic and Slovakia.

This has been another successful year for our refreshed Tesco for Schools and Clubs scheme. The number of schools and clubs ordering equipment has increased by 45%, with many smaller organisations participating. Through the new scheme, schools and clubs can choose from equipment spanning five different areas of the curriculum, giving them the flexibility to choose the right items for their particular needs, from laptops to digital cameras and even composting bins. In the US the first year of our Shop for Schools programme raised over $130,000 for schools in California, Arizona and Nevada. We have well-established schools programmes in Ireland and Poland.

Our growth and investment is creating many thousands of jobs across our markets - over 6,500 for the UK business alone, including over 2,500 people recruited through the government's local employment partnerships.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
	Mark George	01992 806149
Press:	Jonathan Church	01992 644645
	Angus Maitland, Maitland	020 7379 5151

This document is available via the internet at www.tesco.com/investorcentre.

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only.

An interview with Sir Terry Leahy discussing the Interim Results is available now to download in video, audio and transcript form at www.tesco.com/corporate.

ADDITIONAL DISCLOSURES:

Risks and Uncertainties

As with any business, risk assessment and the implementation of mitigating actions and controls are vital to successfully achieving the Group's strategy. The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. The principal risks and uncertainties faced by the Group for the remainder of the financial year have not changed from those previously reported, namely:

- Business and financial strategy, including Group Treasury risk
- Operational threats and performance risk in the business, as well as competition and consolidation
- People capabilities, reputational, environmental and climate change risks
- Product safety, health and safety risks, ethical risks in the supply chain, fraud and compliance
- Property and non-food risks
- IT systems and infrastructure
- Regulatory and political environment, activism and terrorism
- Pension risks, joint venture governance and partnerships
- Funding and liquidity, interest rate and foreign currency risk management
- Credit risk, Tesco Bank and insurance

For greater detail on these risks and uncertainties, please refer to our 2009 Annual Report.

Statement of Directors' Responsibilities

The Directors confirm that this consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union (EU) and that the interim management statement includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

- an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year; and
- material related party transactions in the first six months and any material changes in the related-party transactions described in the last Annual Report

The accounting policies applied are consistent with those described in the Annual Report 2009, except those detailed in Note 1 to the consolidated interim financial information. The Directors of Tesco PLC as at the date of this announcement are as set out below.

The Board

Directors

David Reid*
Chairman

Sir Terry Leahy
Chief Executive

Philip Clarke
Tim Mason
Lucy Neville-Rolfe CMG
Charles Allen* CBE
Karen Cook*
Ken Hanna*
Jacqueline Tammenoms Bakker*

Rodney Chase* CBE
Deputy Chairman

Richard Brasher

Andrew Higginson
Laurie McIlwee
David Potts
Patrick Cescau*
Dr Harald Einsmann*
Ken Hydon*

* Non-executive Directors

Company Secretary
Jonathan Lloyd

TESCO PLC

GROUP INCOME STATEMENT unaudited

26 weeks ended 29 August 2009

	Notes	2009 £m	2008 Restated* £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**27,782**	**25,445**	**9.2**
Cost of sales		(25,734)	(23,684)	
Gross profit		**2,048**	**1,761**	**16.3**
Administrative expenses		(681)	(473)	
Profit arising on property-related items		235	159	
Operating profit	2	**1,602**	**1,447**	**10.7**
Share of post-tax profits of joint ventures and associates		22	43	
Finance income		88	40	
Finance costs		(293)	(128)	
Profit before tax		**1,419**	**1,402**	**1.2**
Taxation	3	(390)	(386)	
Profit for the period		**1,029**	**1,016**	**1.3**
Attributable to:				
Equity holders of the parent		1,027	1,014	
Minority interests		2	2	
		1,029	1,016	
Earnings per share				
Basic	5	12.97p	12.91p	0.5
Diluted	5	12.93p	12.81p	0.9
Proposed interim dividend per share	4	3.89p	3.57p	9.0

Non-GAAP measure: underlying profit before tax	1	£m	£m	
Profit before tax		1,419	1,402	1.2
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements		(53)	(17)	
IAS 19 Non-cash Income Statement charge for pensions	7	20	24	
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods		18	11	
IFRS 3 Amortisation charge from intangible assets arising on acquisition		62	-	
IFRIC 13 'Customer Loyalty Programmes' – Fair value of awards		8	31	
Exceptional items:				
IAS 36 Impairment of goodwill arising on acquisitions		82	-	
Restructuring costs		15	-	
Underlying profit before tax		**1,571**	**1,451**	**8.3**
Underlying diluted earnings per share	5	14.48p	13.27p	9.1

*See Note 1 Basis of preparation

The notes below form part of this interim consolidated financial information.

TESCO PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME unaudited

26 weeks ended 29 August 2009

	Notes	2009 £m	2008 Restated* £m
Change in fair value of available-for-sale investments		-	(2)
Foreign currency translation differences		51	177
Total loss on defined benefit pension schemes	7	(432)	(601)
(Losses)/gains on cash flow hedges:			
- Net fair value (losses)/gains		(181)	23
- Reclassified and reported in the Income Statement		(50)	9
Tax on items taken directly to equity		125	245
Total other comprehensive income		**(487)**	**(149)**
Profit for the period		1,029	1,016
Total comprehensive income for the period		**542**	**867**
Attributable to:			
Equity holders of the parent		539	865
Minority interests		3	2
		542	867

Effect of changes in accounting policy (adoption of IFRIC 13 and amendment to IFRS 2):	
Equity holders of the parent	(53)
Minority interests	-
	(53)

*See Note 1 Basis of preparation

TESCO PLC
GROUP BALANCE SHEET unaudited
29 August 2009

	Notes	29 August 2009 £m	28 February 2009 Restated* £m	23 August 2008 Restated* £m
Non-current assets				
Goodwill and other intangible assets	6	3,880	4,041	2,483
Property, plant and equipment	6	23,664	23,152	21,956
Investment property	6	1,603	1,539	1,239
Investments in joint ventures and associates		78	62	306
Other investments		259	259	2
Loans and advances to customers		1,792	1,470	-
Derivative financial instruments		1,055	1,478	304
Deferred tax assets		37	21	104
		32,368	32,022	26,394
Current assets				
Inventories		2,586	2,669	2,603
Trade and other receivables		1,941	1,820	2,049
Loans and advances to customers		2,005	1,918	-
Loans and advances to banks and other financial receivables		1,802	2,129	-
Derivative financial instruments and other financial assets		376	382	184
Current tax assets		10	9	6
Short-term investments		916	1,233	-
Cash and cash equivalents		1,955	3,509	1,806
		11,591	13,669	6,648
Non-current assets classified as held for sale		388	398	21
		11,979	14,067	6,669
Current liabilities				
Trade and other payables		(8,777)	(8,597)	(8,153)
Financial liabilities				
- Borrowings	9	(2,736)	(4,059)	(3,642)
- Derivative financial instruments and other liabilities		(277)	(525)	(356)
Customer deposits		(4,425)	(4,538)	-
Deposits by banks		-	(24)	-
Current tax liabilities		(515)	(362)	(534)
Provisions		(9)	(10)	(4)
		(16,739)	(18,115)	(12,689)
Net current liabilities		(4,760)	(4,048)	(6,020)
Non-current liabilities				
Financial liabilities				
- Borrowings	9	(11,359)	(12,391)	(5,734)
- Derivative financial instruments and other liabilities		(492)	(302)	(284)
Post-employment benefit obligations	7	(1,946)	(1,494)	(1,463)
Other non-current payables		(68)	(68)	(35)
Deferred tax liabilities		(656)	(676)	(697)
Provisions		(99)	(101)	(62)
		(14,620)	(15,032)	(8,275)
Net assets		12,988	12,942	12,099

*See Note 1 Basis of preparation

TESCO PLC
GROUP BALANCE SHEET unaudited (continued)
29 August 2009

	Notes	29 August 2009 £m	28 February 2009 Restated* £m	23 August 2008 Restated* £m
Equity				
Share capital		397	395	393
Share premium account		4,673	4,638	4,556
Other reserves		40	40	40
Retained earnings		7,822	7,812	7,050
Equity attributable to equity holders of the parent		12,932	12,885	12,039
Minority interests		56	57	60
Total equity		12,988	12,942	12,099

*See Note 1 Basis of preparation

TESCO PLC

GROUP STATEMENT OF CHANGES IN EQUITY unaudited

29 August 2009

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 28 February 2009	395	4,638	40	7,865	12,938	57	12,995
Adoption of IFRIC 13 & amendment to IFRS 2	-	-	-	(53)	(53)	-	(53)
At 28 February 2009 (Restated)*	395	4,638	40	7,812	12,885	57	12,942
Total comprehensive income for the period	-	-	-	539	539	3	542
Share-based payments	-	-	-	123	123	-	123
Purchase of minority interest	-	-	-	20	20	(4)	16
New share capital subscribed less expenses	2	35	-	(2)	35	-	35
Purchase of treasury shares	-	-	-	(10)	(10)	-	(10)
Equity dividends authorised in the period	-	-	-	(660)	(660)	-	(660)
At 29 August 2009	**397**	**4,673**	**40**	**7,822**	**12,932**	**56**	**12,988**

*See Note 1 Basis of preparation

23 August 2008

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 23 February 2008	393	4,511	40	6,871	11,815	87	11,902
Adoption of IFRIC 13 and amendment to IFRS 2	-	-	-	(29)	(29)	-	(29)
At 23 February 2008 (Restated)*	393	4,511	40	6,842	11,786	87	11,873
Total comprehensive income for the period (Restated)*	-	-	-	865	865	2	867
Share-based payments (Restated)*	-	-	-	110	110	-	110
Purchase of minority interest	-	-	-	-	-	(26)	(26)
Dividends paid to minority interests	-	-	-	-	-	(3)	(3)
New share capital subscribed less expenses	1	45	-	-	46	-	46
Share buy-backs	(1)	-	-	1	-	-	-
Purchase of treasury shares	-	-	-	(165)	(165)	-	(165)
Equity dividends authorised in the period	-	-	-	(603)	(603)	-	(603)
At 23 August 2008 (Restated)*	**393**	**4,556**	**40**	**7,050**	**12,039**	**60**	**12,099**

*See Note 1 Basis of preparation

TESCO PLC
GROUP CASH FLOW STATEMENT unaudited
26 weeks ended 29 August 2009

	Notes	2009 £m	2008 £m
Cash flows from operating activities			
Cash generated from operations	8	2,244	2,206
Interest paid		(236)	(256)
Corporation tax paid		(159)	(164)
Net cash from operating activities		**1,849**	**1,786**
Cash flows from investing activities			
Net reimbursement from acquisition/(acquisition of subsidiaries), net of cash acquired		15	(51)
Purchase of property, plant and equipment and investment property		(1,576)	(2,512)
Proceeds from sale of property, plant and equipment		765	679
Purchase of intangible assets		(74)	(83)
Proceeds from sale of intangible assets		2	3
Increase in loans to joint ventures		(35)	(139)
Investments in joint ventures and associates		(6)	(5)
Investments in short-term investments		(916)	-
Proceeds from sale of short-term investments		1,233	360
Dividends received		10	44
Interest received		11	11
Net cash used in investing activities		**(571)**	**(1,693)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		35	46
Increase in borrowings		1,142	1,966
Repayment of borrowings		(3,294)	(1,237)
Repayments of obligations under finance leases		(21)	(24)
Receipts of finance lease receivables		-	5
Dividends paid		(660)	(603)
Dividends paid to minority interests		-	(3)
Own shares purchased		(10)	(265)
Net cash used in financing activities		**(2,808)**	**(115)**
Net decrease in cash and cash equivalents		**(1,530)**	**(22)**
Cash and cash equivalents at the beginning of the period		**3,509**	**1,788**
Effect of foreign exchange rate changes		(24)	40
Cash and cash equivalents at the end of the period		**1,955**	**1,806**

Reconciliation of net cash flow to movement in net debt unaudited

26 weeks ended 29 August 2009

	Notes	2009 £m	2008 £m
Net decrease in cash and cash equivalents		(1,530)	(22)
Elimination of net increase in Tesco Bank cash and cash equivalents		29	-
Net cash outflow/(inflow) from debt and lease financing		2,173	(710)
Short-term investments		(317)	(360)
Movement in joint venture loan receivables		35	139
Other non-cash movements		(287)	(313)
Decrease/(increase) in net debt in the period		103	(1,266)
Opening net debt		(9,600)	(6,182)
Closing net debt	9	**(9,497)**	**(7,448)**

The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement but forms part of the notes.

Notes to the interim financial information

This interim consolidated financial information for the 26 weeks ended 29 August 2009 was approved by the Directors on 5 October 2009.

NOTE 1 Basis of preparation

This interim consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2009, except for those described below. The interim consolidated financial information has been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Annual Report and Financial Statements 2009.

This interim consolidated financial information is not audited and does not comprise statutory financial statements within the meaning of section 434 of the Companies Act 2006. The Annual Report and Financial Statements for the 53 weeks ended 28 February 2009 were approved by the Board of Directors on 1 May 2009 and have been filed with the Registrar of Companies. The report of the auditors on those financial statements was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

Adoption of new International Financial Reporting Standards

IFRIC 13 'Customer Loyalty Programmes', effective for annual periods beginning on or after 1 July 2008, requires customer loyalty awards to be accounted for as a separate component of the sales transaction in which they are granted. Part of the fair value of the consideration received relating to the customer loyalty awards is deferred and subsequently recognised over the period in which the awards are redeemed. The results for the interim period ended 23 August 2008 and the 53 weeks ended 28 February 2009 have been restated accordingly. The impact on the Group Income Statement for the interim period ended 23 August 2008, is a £193m reduction in total revenue, £162m reduction in cost of sales and a £9m decrease to the taxation charge for the period. The net impact is a decrease of £31m to profit before tax and £22m to profit after tax. The net impact to the balance sheet as at 23 August 2008, is a £51m reduction in shareholders' equity, £71m increase in trade and other payables and a £20m reduction in the provision for deferred tax. The net impact to the balance sheet as at 28 February 2009, is a £53m reduction in shareholders' equity, £73m increase in trade and other payables and a £20m reduction in the provision for deferred tax.

Amendment to IFRS 2 'Share-Based Payment' - Vesting Conditions and Cancellations, effective for annual periods beginning on or after 1 January 2009 clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. The award must be treated as a cancellation where the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the Group or the counterparty. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the Group Income Statement with the credit recognised directly in equity. The results for the interim period ended 23 August 2008 have been restated accordingly. The impact on the Group Income Statement for the interim period ended 23 August 2008 is a £2m reduction in profit before tax.

IFRS 8 'Operating Segments', effective for annual periods beginning on or after 1 January 2009 replaces IAS 14 'Segment Reporting' and requires operating segments to be reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for resource allocation and assessing performance of the operating segments, the key performance measure being trading profit, has been identified as the Executive Committee of the Board of Directors.

IAS 1 (revised) 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009, prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the Statement of Changes in Equity, and requiring 'non-owner changes in equity' to be presented in a performance statement. The Group has elected to present two statements: an Income Statement and a Statement of Comprehensive Income. The consolidated interim financial

NOTE 1 Basis of preparation (continued)

Adoption of new International Financial Reporting Standards (continued)

information has been prepared under the revised disclosure requirements. There was no impact on the results or net assets of the Group.

Other recent accounting developments

The following new IFRS, amendments to IFRS and IFRIC interpretations are mandatory for the first time for 2009/10, but have not had a significant impact on the results or net assets of the Group:

- IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'.
- IFRIC 15 'Agreements for the Construction of Real Estate'.
- IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'.
- Amendment to IAS 23 'Borrowing Costs'.
- Amendment to IAS 32 'Financial Instruments: Presentation and IAS 1 'Presentation of Financial Statements' – Puttable Instruments and Instruments with Obligations Arising on Liquidation.
- Amendment to IAS 39 'Financial Instruments: Recognition and Measurement' – Eligible hedge items.

Goodwill Restatement

Under IFRS 3 'Business Combinations', any adjustments to the provisional fair values allocated within twelve months of an acquisition date are calculated as if the fair value at the acquisition date had been recognised from that date. As a result, goodwill relating to acquisition of Homever on 30 September 2008 has been restated. The net impact of the restatement is an increase in goodwill of £14m, increase in trade and other receivables of £22m, and increases in trade and other payables of £2m and non-current provision of £34m.

Use of non-GAAP profit measures

Underlying profit before tax

The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – Under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and when practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the Group Income Statement for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Group Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Non-cash Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate

NOTE 1 Basis of preparation (continued)

Underlying profit before tax (continued)

bond yield rates applicable on the last day of the previous financial year. Corporate bond yield rates vary over time which in turn creates volatility in the Group Income Statement and Group Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

Therefore, within underlying profit we have included the 'normal' cash contributions for pensions but excluded the volatile element of IAS 19 to represent w hat the Group believes to be a fairer measure of the cost of providing post-employment benefits.

- IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Group Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its International business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 'Leases' requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this treatment on rental costs and rental income has been excluded to reflect the commercial structure of the leases.

- IFRS 3 'Business Combinations' – amortisation charge from intangible assets arising on acquisition – Under IFRS 3 intangible assets are separately identified and valued. The intangible assets are required to be amortised on a straight-line basis over their useful economic lives and as such is a non-cash charge that does not reflect the underlying performance of the business acquired.

- IFRIC 13 'Customer Loyalty Programmes' – This new interpretation requires the fair value of customer loyalty awards to be measured as a separate component of a sales transaction. The underlying profit measure removes this fair value allocation to help better identify underlying business performance, and to reflect the performance of the operating segments as measured by management.

- Exceptional items – Due to their significance and special nature, certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends; consequently, they are excluded from the underlying profit of the Group. In the interim period ending 29 August 2009, exceptional items are as follows:

  - IAS 36 Impairment of goodwill arising on acquisitions - In the interim period ending 29 August 2009, the carrying value of goodwill relating to Japan was not fully recoverable, resulting in an impairment charge of £82m, and as such is a non-cash charge that does not reflect the underlying performance of the business. The recoverable amount for Japan was based on value-in-use, calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board.

  - Restructuring costs – These relate to certain costs associated with the Group's restructuring activities. In the interim period ending 29 August 2009, the Group incurred £15m relating to restructuring activities.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each reportable segment before exceptional items, profit arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, amortisation charge from intangible assets arising on acquisition, adjustments to fair value of customer loyalty awards, and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Group's operations (retail and retailing services) are managed by geography with Tesco Bank (formerly Tesco Personal Finance (TPF)) as a separate reporting segment because of its different regulatory environment. The Executive Committee of the Board of Directors makes resource allocation decisions based on country profitability. The objective of making resources allocation decisions is to optimise consolidated financial results.

The Rest of Europe (ROE) reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China, Japan and India.

The reporting segments are consistent to the last interim period, with the exception of Tesco Bank which has been added as a separate reporting segment from 2009/10.

26 weeks ended 29 August 2009

	At constant rate							
Continuing operations	**UK**	**ROE**	**Asia**	**USA**	**Tesco Bank**	**Total at constant exchange**	**Foreign exchange**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Sales inc. VAT (excluding IFRIC 13)	20,651	4,774	4,025	133	420	30,003	394	30,397
Revenue (excluding IFRIC 13)	19,172	4,169	3,760	131	420	27,652	369	28,021
Effect of IFRIC 13	(209)	(8)	(11)	-	(10)	(238)	(1)	(239)
Revenue	18,963	4,161	3,749	131	410	27,414	368	27,782
Trading profit/(loss)	1,155	187	173	(67)	115	1,563	(12)	1,551
Trading margin	6.0%	4.5%	4.6%	(51.1%)	27.4%	5.7%	(0.2%)	5.5%

	At actual rate					
	UK	**ROE**	**Asia**	**USA**	**Tesco Bank**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Revenue (excluding IFRIC 13)	19,172	4,170	4,093	166	420	28,021
Trading profit/(loss)	1,155	191	175	(85)	115	1,551
Trading margin	6.0%	4.6%	4.3%	(51.2%)	27.4%	5.5%

NOTE 2 Segmental analysis (continued)

	26 weeks ended 23 August 2008 (Restated)							
		At constant rate						
Continuing operations	UK	ROE	Asia	USA	Tesco Bank	Total at constant exchange	Foreign exchange	Total at actual exchange
	£m	£m	£m	£m	£m	£m	£m	£m
Sales inc. VAT (excluding IFRIC 13)	20,115	4,732	3,171	76	-	28,094	-	28,094
Revenue (excluding IFRIC 13)	18,471	4,144	2,948	75	-	25,638	-	25,638
Effect of IFRIC 13	(176)	(10)	(7)	-	-	(193)	-	(193)
Revenue	18,295	4,134	2,941	75	-	25,445	-	25,445
Trading profit/(loss)	1,079	201	145	(60)	-	1,365	-	1,365
Trading margin	5.8%	4.9%	4.9%	(80.0%)	-	5.3%	-	5.3%

The Group's activities are, to some extent, subject to seasonal fluctuations. Tesco generally experiences an increase in sales in the fourth quarter of the year due to holiday periods. Our sales are also influenced by seasonal weather conditions which can contribute towards higher sales in the summer months.

Reconciliation of trading profit to statutory measures

	26 weeks ended 29 August 2009	26 weeks ended 23 August 2008 Restated
	£m	£m
Trading profit	**1,551**	**1,365**
Adjustments:		
Profit arising on property-related items	235	159
IAS 19 Non-cash Income Statement charge for pensions	6	(31)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	(23)	(15)
IFRS 3 'Business Combinations' – amortisation charge from intangible assets arising on acquisition	(62)	-
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards	(8)	(31)
Exceptional items:		
- IAS 36 Impairment of goodwill arising from acquisitions	(82)	-
- Restructuring costs	(15)	-
Operating profit	**1,602**	**1,447**
Share of post-tax profit of joint ventures and associates	22	43
Net finance costs	(205)	(88)
Profit before tax	1,419	1,402
Taxation	(390)	(386)
Profit for the period	**1,029**	**1,016**

NOTE 3 Taxation

	2009	2008 Restated
	£m	£m
UK	330	311
Overseas	60	75
	390	386

NOTE 4 Dividends

	2009 Pence/share	2008 Pence/share	2009 £m	2008 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the prior financial year	**8.39**	7.70	**660**	603
Proposed interim dividend for the current financial year	**3.89**	3.57	**309**	281

The proposed interim dividend was approved by the Board on 5 October 2009 but has not been included as a liability as at 29 August 2009, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period (adjusted for the effects of dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

All operations are continuing for the periods presented.

	2009			2008 (Restated)		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)	1,027	-	1,027	1,014	-	1,014
Weighted average number of shares (millions)	7,917	27	7,944	7,853	60	7,913
Earnings per share (pence)	12.97	(0.04)	12.93	12.91	(0.10)	12.81

There have been no transactions involving ordinary shares between the reporting date and the date of approval of this interim consolidated financial information which would significantly change the earnings per share calculations shown above.

NOTE 5 Earnings per share and diluted earnings per share (continued)

Reconciliation of non-GAAP underlying diluted earnings per share

	2009		2008 Restated	
	£m	pence/share	£m	pence/share
Profit				
Earnings from operations	**1,027**	**12.93**	**1,014**	**12.81**
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements	(53)	(0.67)	(17)	(0.22)
IAS 19 Non-cash Income Statement charge for pensions	20	0.25	24	0.30
IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods	18	0.23	11	0.14
IFRS 3 'Business Combinations' – amortisation charge from intangible assets arising on acquisition	62	0.78	-	-
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards	8	0.10	31	0.40
Exceptional items:				
- IAS 36 Impairment of goodwill arising from acquisitions	82	1.03	-	-
- Restructuring costs	15	0.19	-	-
Tax effect at the underlying effective rate of tax (2009 – 26.7%; 2008 – 27.5%)	(29)	(0.36)	(13)	(0.16)
Underlying earnings from operations	**1,150**	**14.48**	**1,050**	**13.27**

Underlying diluted earnings per share reconciliation

	2009	2009	2008	2008 Restated
	%	£m	%	£m
Underlying profit before tax		1,571		1,451
Effective tax rate	26.7	(419)	27.5	(399)
Minority interests		(2)		(2)
Total		1,150		1,050
Underlying diluted earnings per share (pence)		14.48p		13.27p

NOTE 6 Capital expenditure

In the 26 weeks ended 29 August 2009, there were additions to property, plant and equipment, investment property and other intangible assets of £1,638m (last interim period - £2,527m). There were disposals of property, plant and equipment, investment property and other intangible assets of £350m (last interim period - £459m); non-current assets classified as held for sale (as at 28 February 2009) of £278m were also disposed of, with £258m net transferred from property, plant and equipment. Commitments for capital expenditure contracted for, but not provided, at 29 August 2009 were £1,440m (last interim period - £1,905m).

NOTE 7 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 29 August 2009. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below. At 29 August 2009, the mortality assumptions remain consistent with those disclosed in the Group's Annual Report and Financial Statements 2009. At 23 August 2008, the mortality assumptions were consistent with those disclosed in the Group's Annual Report and Financial Statements 2008.

	29 August 2009 %	**28 February 2009 %**	**23 August 2008 %**
Rate of increase in salaries	3.3	3.7	5.1
Rate of increase in pensions in payment*	3.0	3.1	3.6
Rate of increase in deferred pensions*	3.1	3.2	3.8
Rate of increase in career average benefits	3.2	3.2	3.8
Discount rate	5.5	6.5	6.2
Price inflation	3.2	3.2	3.8

*In excess of any Guarantees Minimum Pension (GMP) element.

Movement in the deficit during the period

The movement in the deficit during the period was as follows:

	26 weeks ended 29 August 2009 £m	**53 weeks ended 28 February 2009 £m**	**26 weeks ended 23 August 2008 £m**
Deficit in schemes at the beginning of the period	**(1,494)**	**(838)**	**(838)**
Current service cost	(182)	(428)	(199)
Other finance (cost)/income	(26)	25	7
Contributions by employer	188	376	168
Foreign currency translation differences	-	(2)	-
Actuarial loss	(432)	(627)	(601)
Deficit in schemes at the end of the period	**(1,946)**	**(1,494)**	**(1,463)**

NOTE 8 Reconciliation of profit before tax to net cash generated from operations

	2009 £m	2008 Restated £m
Profit before tax	1,419	1,402
Net finance costs	205	88
Share of post-tax profits of joint ventures and associates	(22)	(43)
Operating profit	1,602	1,447
Depreciation and amortisation	658	553
Tesco Bank amortisation of intangible assets	62	-
Profit arising on property-related items	(235)	(159)
Profit arising on sale of non property-related items	-	(2)
Adjustment for non-cash element of pensions charge	(6)	31
Share-based payments	123	110
Goodwill impairment	82	-
Decrease/(Increase) in inventories	99	(82)
Increase in trade and other receivables	(128)	(506)
Increase in trade and other payables	282	814
Tesco Bank increase in loans and advances to customers	(408)	-
Tesco Bank decrease in loans and advances to banks and other financial receivables	327	-
Tesco Bank decrease in customer and bank deposits, and other financial liabilities including borrowings	(214)	-
(Decrease)/Increase in working capital	(42)	226
Cash generated from operations	**2,244**	**2,206**

NOTE 9 Analysis of changes in net debt

	At 28 February 2009* £m	Tesco Bank £m	Cash flow £m	Other non-cash movements £m	Tesco Bank Elimination £m	At 29 August 2009* £m
Cash and cash equivalents	3,472	37	(1,530)	(24)	(8)	1,947
Short-term investments	1,233	-	(317)	-	-	916
Joint venture loan receivables	262	-	35	-	-	297
Derivative financial instruments and other financial assets	1,858	2	(193)	(236)	-	1,431
Cash and receivables	**6,825**	**39**	**(2,005)**	**(260)**	**(8)**	**4,591**
Bank and other borrowings	(3,424)	(588)	2,034	(711)	500	(2,189)
Finance lease payables	(47)	-	21	(21)	-	(47)
Derivative financial instruments	(483)	(42)	389	(141)	53	(224)
Debt due within one year	**(3,954)**	**(630)**	**2,444**	**(873)**	**553**	**(2,460)**
Bank and other borrowings	(11,973)	(222)	(21)	1,032	223	(10,961)
Finance lease payables	(196)	-	-	21	-	(175)
Derivative financial instruments	(302)	-	17	(207)	-	(492)
Debt due after one year	**(12,471)**	**(222)**	**(4)**	**846**	**223**	**(11,628)**
	(9,600)	**(813)**	**435**	**(287)**	**768**	**(9,497)**

* These amounts relate to net debt excluding Tesco Bank.

NOTE 10 Contingent liabilities

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. The Group recognises provisions for liabilities when it is more likely than not that a settlement will be required and the value of such a payment can be reliably estimated.

In September 2007, the Office of Fair Trading issued its provisional findings in its Statement of Objections relating to the alleged collusion between certain large supermarkets and dairy processors. We continue to defend our case vigorously. No provision has been recognised in the Group's results.

Tesco Bank

At 29 August 2009, Tesco Bank has commitments of formal standby facilities, credit lines and other commitments to lend, totaling £6.2bn. The amount is intended to provide an indication of the volume of business transacted and not for the underlying credit or other risks.

The Financial Services Compensation Schemes ('FSCS') compensates customers of UK financial institutions when those institutions are unable to pay out. Firms are being levied only for interest costs and management expenses of the scheme (and not for the capital repayments which will ultimately need to be made), but the amounts have increased significantly compared to prior years. The levy is calculated based on deposit balances held as at 31 December in each year and as such, this is seen as the 'trigger event' under accounting rules. Tesco Bank was a market participant at 31 December 2007 and 31 December 2008 and has accrued for its share of the 2008/9 and 2009/10 levy which was not material to the Group. Going forward further provisions in respect of these costs are likely, the ultimate cost of which remains uncertain.

NOTE 11 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed as follows:

i) Trading transactions and balances

	Sales to related parties		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Joint ventures	77	79	161	146	10	51	20	10
Associates	-	-	389	579	-	-	101	166

Sales to related parties consist of services/management fees and loan interest.

Purchases from related parties include £101m (last interim period - £90m) of rentals payable to the Group's joint ventures, including those joint ventures formed as part of the sale and leaseback programme.

ii) Non-trading transactions and balances

	Sale and leaseback of assets		Loans to related parties		Loans from related parties		Injections of equity funding	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Joint ventures	458	266	297	274	24	21	6	1
Associates	-	-	-	-	-	-	-	-

Transactions between the Group and the Group's pension plans are disclosed in note 7.

NOTE 11 Related party transactions (continued)

ii) Non-trading transactions and balances (continued)

A number of the Group's subsidiaries are members of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 ('Regulations') apply. The accounts for those partnerships have been consolidated into these accounts pursuant to Regulation 7 of the Regulations.

On 25 June 2009, the Group formed a property joint venture with Tesco Pension Trustees. The limited partnerships contain twelve stores and two distribution centres which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £386m to the joint venture which had a net book value of approximately £259m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2009/10.

On 15 August 2008, the Group formed a property joint venture with the Universities Superannuation Scheme. The limited partnership contains four superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £222m to the joint venture which had a net book value of £136m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2008. Another smaller transaction with BP Pension Trustees was completed in June 2008 where £44m of assets were transferred.

iii) Transactions with key management personnel

Only members of the Board of Directors of Tesco PLC are deemed to be key management personnel. It is the Board who have the responsibility for planning, directing and controlling the activities of the Group.

Transactions on an arm's length basis with Tesco Bank which became a wholly-owned subsidiary on 19 December 2008 were as follows:

	Credit cards and personal loan balances		Saving deposit accounts	
	Number of key management personnel	£k	Number of key management personnel	£k
At 19 December 2008	2	30	2	44
At 29 August 2009	2	16	4	381

During the interim period of the current financial year, no additional related parties transactions have taken place that have materially affected the financial position or the performance of the Group during that period. In addition, there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the interim period of the current financial year.

NOTE 12 Events after the Balance Sheet date

On 11 September 2009, Tesco Personal Finance Plc (Tesco Bank) and Fortis (UK) Ltd (Fortis) announced a new partnership providing motor and household insurance. The partnership will give Tesco responsibility for retail pricing, sales and marketing, customer service and new product development providing greater control of the insurance products sold under the Tesco brand. Fortis will provide underwriting and claims management. The partnership also includes the creation of a new entity, Tesco Insurance Limited, to underwrite and manage claims, which will be owned 49.9% by Tesco Bank and 50.1% by Fortis. It will start writing business towards the end of next year.

On 23 September 2009, the Group formed a property joint venture with a third party. The limited partnerships contain fifteen superstores and two distribution centres which have been sold from and leased back to Tesco. The Group sold assets for gross and net proceeds of approximately £550m and approximately £460m respectively to the joint venture.

Independent review report to Tesco PLC

Introduction

We have been engaged by the company to review the Interim consolidated financial information in the Interim financial report for the 26 weeks ended 29 August 2009, which comprises the Group Balance Sheet, the Group Statement of Comprehensive Income, the Group Cash Flow Statement, the Group Statement of Changes in Equity and related notes. We have read the other information contained in the Interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim consolidation financial information.

Directors' responsibilities

The Interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The Interim consolidated financial information included in this Interim financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the Interim consolidated financial information in the Interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Interim consolidated financial information in the Interim financial report for the 26 weeks ended 29 August 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
5 October 2009
London

Notes:

(a) The maintenance and integrity of the Tesco PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Investor information

Registrar and shareholding enquiries

If you have any administrative enquiries about your holding of Tesco PLC shares (other than ADRs) please contact:

Equiniti Limited, Aspect House, Spencer Road,
Lancing, West Sussex, BN99 6DA
Telephone 0871 384 2977

Consolidated tax vouchers

If your dividend is paid directly into your bank or building society account you will receive one tax voucher each year. The consolidated tax voucher will be sent to you in December at the time that the interim dividend is paid and will cover both dividend payments in the tax year. This will help you to complete your tax return. This does not affect your dividends or the tax that you pay in any way. If you would prefer to receive a tax voucher with each dividend payment rather than one consolidated tax voucher each tax year, please call our shareholder helpline on 0871 384 2977. If your dividend is not currently paid directly to your bank or building society account and you would like to benefit from this service please contact Equiniti on 0871 384 2977 and they will be pleased to arrange this for you. By choosing to receive your dividends in this way you can avoid the risk of cheques getting lost in the post and ensure you receive your dividends on the payment day. Note: Consolidated Tax Vouchers are not available to institutional shareholders.

Tesco website

The Directors are responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under relevant accounting standards and legislation. Tesco information, including this press release is available on our website:
www.tesco.com.

Electronic communications

You can register for Shareview, a free online share information and dealing service operated by Equiniti. Once you have registered you can:

- check your shareholding
- access shareholder information
- elect to receive information electronically, getting quick access to these important documents and helping to save the environment by reducing the amount of paper used
- vote on the resolutions at the Annual General Meeting.

To register, log on to www.shareview.co.uk and click on 'register'. Your rights as a shareholder will not be affected in any way. If you have any questions about the service, please call 0871 384 2977.

Security reminder

Under the Companies Act 2006 we are obliged to hold the names and addresses of all shareholders on a register of members and give a copy of this list to the Registrar of Companies every year. The Registrar of Companies makes this list available to anyone who requests it and many companies use this information to market their services. We are aware that some of our shareholders have received unsolicited calls or correspondence from companies concerning investment matters. Tesco has no relationship with and does not endorse any of the services offered by these companies. Details of any facilities that we endorse are included in our communications. If you are concerned about any direct mailing or telephone calls purporting to be from Tesco, please contact us by writing to the Company Secretary, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL or by calling us on 01992 632222.

Customer services
Tesco Customer Services
Freepost SC02298
Dundee DD1 9NF
Telephone 0800 505555

Investor relations
Investor Relations Department
Tesco PLC, Tesco House, Delamare Road,
Cheshunt, Hertfordshire EN8 9SL
Telephone 01992 646484

Secretary and registered office
Mr Jonathan Lloyd
Tesco PLC, Tesco House, Delamare Road,
Cheshunt, Hertfordshire EN8 9SL
Telephone 01992 632222

Financial Calendar	
2009	
Interim dividend: ex-dividend date	14 October
Interim dividend: record date	16 October
Interim dividend: payment date	18 December
2010	
Financial year-end	27 February
Results announced	20 April
Final Dividend: ex-dividend date	28 April
Final Dividend: record date	30 April
AGM	2 July
Final Dividend: payment date	9 July